EXHIBIT 99.1

Huazhu Group Limited Announces Its Preliminary Results for Hotel Operation in the Fourth Quarter of 2018

  Net revenue for 2018 Q4 is expected to exceed the high end of our guidance (17%-19% year-over-year growth)
  Pipeline hotel at 2018 Q4 reached historical high of 1,105.

SHANGHAI, China, Jan. 15, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the fourth quarter ended December 31, 2018.

Operating Metrics

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2017	2018	2018	change
Average daily room rate (in RMB)
Leased and owned hotels	251	279	275	9.4%
Manachised hotels	197	226	216	10.0%
Franchised hotels	232	264	248	7.2%
Blended	211	239	230	9.2%
Occupancy rate (as a percentage)
Leased and owned hotels	87.2%	92.0%	86.7%	-0.4%
Manachised hotels	86.6%	91.1%	85.5%	-1.2%
Franchised hotels	72.1%	80.7%	74.5%	2.4%
Blended	86.0%	90.7%	85.2%	-0.9%
RevPAR (in RMB)
Leased and owned hotels	219	257	238	8.8%
Manachised hotels	170	205	185	8.5%
Franchised hotels	167	213	185	10.8%
Blended	181	217	196	8.1%

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,		yoy
	2017	2018	change
Total	2,980	2,980
Leased and owned hotels	545	545
Manachised and franchised hotels	2,435	2,435
Occupancy rate (as a percentage)	88.3%	87.5%	-0.8%
Average daily room rate (in RMB)	206	216	4.9%
RevPAR (in RMB)	182	189	3.9%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q4 2018	in Q4 2018	in Q4 2018	December 31, 2018	in Q4 2018	December 31, 2018
Leased and owned hotels	9	(8)	1	699	(38)	86,787
Manachised and franchised hotels	205	(31)	174	3,531	13,269	335,960
Total	214	(39)	175	4,230	13,231	422,747

(1) Reasons for closures include property-related issues, operating loss and non-compliance issues. In Q4 2018, 11 hotels were temporarily closed for brand upgrade.

Number of hotels in pipeline as of December 31, 2018
Leased hotels	42
Manachised and franchised hotels	1,063
Total(2)	1,105

(2) Including 196 hotels under brands of ibis, ibis Styles, Mercure, Grand Mercure and Novotel; 132 hotels under brands of Orange Select and Crystal Orange,17 hotels under brand of Blossom Hill.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q4 2018	December 31, 2018
Economy hotels	34	2,892
HanTing Hotel	28	2,283
Hi Inn	10	402
Elan Hotel	(4)	200
Orange Hotel	0	7
Midscale and upscale hotels	141	1,338
JI Hotel	52	553
Starway Hotel	19	212
Joya Hotel	0	6
Manxin Hotels & Resorts	3	24
HanTing Premium Hotel	15	74
Ibis Hotel	12	137
Ibis Styles Hotel	6	34
Mercure Hotel	4	39
Novotel Hotel	0	7
Grand Mercure	0	6
Orange Select	29	172
Crystal Orange	4	56
Blossom Hill	(3)	18
Total	175	4,230

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,		yoy change	December 31,		yoy change	December 31,		yoy change
	2017	2018	2017	2018		2017	2018		2017	2018
Economy hotels	2,454	2,454	157	164	4.1%	174	183	5.3%	90%	89%	-1.1%
Leased hotels	440	440	165	177	7.7%	186	198	6.7%	89%	89%	0.8%
Manachised and franchised hotels	2,014	2,014	155	160	3.0%	171	179	4.8%	91%	89%	-1.6%
Midscale and upscale hotels	526	526	255	264	3.7%	311	322	3.9%	82%	82%	-0.1%
Leased and owned hotels	105	105	316	325	3.0%	367	384	4.4%	86%	85%	-1.2%
Manachised and franchised hotels	421	421	229	238	4.2%	284	295	3.7%	80%	81%	0.3%
Total	2,980	2,980	182	189	3.9%	206	216	4.9%	88%	87%	-0.8%

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of December 31, 2018, the Company had 4,230 hotels or 422,747 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Blossom Hill. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2018, Huazhu Group operates 21 percent of its hotel rooms under lease and ownership model, 79 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com